BRINKLEY DICKERSON 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com
September 17, 2009
Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	AGCO Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 1-12930
Ladies and Gentlemen:
     On behalf of AGCO Corporation (the “Company”), we are providing responses to the Staff’s comment letter dated August 26, 2009. The comments relate to the Company’s Form 10-K for the year ended December 31, 2008. In this letter references to “we” refer to the Company. To facilitate your review the Staff’s comments have been reproduced, with the Company’s responses following each comment.
Comment #1
We note that Section 4(d) of the company’s form of Employment and Severance Agreement attached as Exhibit 10.1 to your Form 8-K dated December 10, 2007 contains a covenant of non-competition within “the Territory.” We also note that Exhibit A includes Iran, Sudan and Syria in the Territory, and that each of these countries appears to have an “Agco Recognised Distribution/Representative.” We also note that according to Valtra’s website, it has dealers in Iran and Sudan; and that, according to Massey Ferguson’s website, it has a dealer in Syria. Finally, we note an April 2003 news article stating that your products are sold in Iran, Syria and Sudan. Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Cecilia Blye, Chief
September 17, 2009

Response
     The Company has in place an Export Controls and Sanctions Policy that governs sales into countries that are subject to sanctions. This policy is applicable to both the parent company as well as its domestic and foreign subsidiaries. The Company’s Chief Compliance Officer reviews the policy regularly with the appropriate staff members and believes that the Company and its subsidiaries are in compliance with it.
     To the Company’s knowledge, from 2007 (the year in which the referenced Form 8-K was filed) to date neither the Company nor any of its U.S. subsidiaries sold products in or to Iran, Sudan or Syria. To the extent that non-U.S. subsidiaries sold products to Iran, Sudan and Syria, to the Company’s knowledge they only sold foreign-made products containing less than 10% U.S. content. These sales are of farm machinery and related replacement parts and are made through distributors. In each case the distributor operates entirely independently of the Company and its U.S. subsidiaries, and to the Company’ s knowledge no “U.S. Person” has any involvement with the sales.
Comment #2
Please discuss the materiality of your contracts with Iran, Syria, and Sudan, and whether those contracts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, and Sudan.
Response
     In the aggregate, sales to Iran, Syria and Sudan aggregated approximately $11 million during 2008. The Company’s total sales for 2008 were $8.4 billion, meaning that the sales to these three countries aggregated less than .2% of total sales. As a consequence, these sales were immaterial to the Company’s results of operations and financial conditions. For 2009, the Company’s forecast of sales into these three countries is even lower at approximately $3 million.

Cecilia Blye, Chief
September 17, 2009

     We appreciate that some investors have proposed or adopted terrorism related investment policies. To our knowledge, none of the Company’s shareholders have ever raised the Company’s sales to Iran, Syria and Sudan as a concern. In addition, given the small size of these sales, we do not believe that they are likely to be a concern in the future.
* * * * *
     Should the Staff have questions about any of the Company’s responses or have additional comments, please feel free to contact me.
Sincerely,
/s/ W. Brinkley Dickerson, Jr.
W. Brinkley Dickerson, Jr.
WBD, Jr./lb

cc:	Debra Kuper Andy Beck Martin Richenhagen

AGCO CORPORATION
September 17, 2009
     AGCO Corporation acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely yours,
/d/ Debra E. Kuper
Debra E. Kuper Vice President, General Counsel and Corporate Secretary